EXHIBIT 11

Radian Group Inc.

Schedule of Net Income per Share

	Three Months Ended June 30		Six Months Ended June 30
(In thousands, except per-share amounts and market prices)	2006	2005	2006	2005
Net Income	$148,145	$140,224	$311,843	$255,836
Interest expense on convertible senior debentures (net of tax)	—	802	—	1,604

Net income available to common stockholders	$148,145	$141,026	$311,843	$257,440

Average diluted stock options outstanding	4,258.4	5,031.7	4,363.4	5,076.2
Average exercise price per share	$43.18	$46.26	$43.15	$36.92
Average market price per share—diluted basis	$61.16	$47.22	$59.51	$47.68

Average common shares outstanding	81,921	85,464	82,355	87,476
Increase in share due to exercise of options—diluted basis	835	854	745	913
Increase in shares-contingently convertible debt	—	3,798	—	3,798

Adjusted shares outstanding—diluted	82,756	90,116	83,100	92,187

Net income per share—basic	$1.81	$1.64	$3.79	$2.92

Net income per share—diluted	$1.79	$1.56	$3.75	$2.79